EXHIBIT 3

STATEMENT BY WILLIAM L. COLLINS TO THE BOARD OF DIRECTORS OF ULURU INC., ON
                     DECEMBER 5, 2008 AND ASSOCIATED NOTES.


WILLIAM L. COLLINS
CHAIRMAN & CEO

To: Board of Directors
Uluru, Inc.
4452 Beltway Drive
Addison, Texas 75001

December 5, 2008

Dear Members of the Board:

Thank you for serving on the Board of this public company. I am here today on behalf of Brencourt Advisors, LLC and its investment funds and managed accounts ("Brencourt") as a concerned shareholder in Uluru, Inc. ("Uluru" or the "Company"). As you know, we are amongst the largest shareholders of Uluru for the past two years, during which time we have witnessed the consistent managerial and operational failure of Uluru's CEO, Kerry Gray. Over the last two years, Mr. Gray has failed to provide transparency ( BMS financing) to the Company's shareholders, he has failed to meet the goals and milestones promised by him, as CEO, and finally, and most importantly, Mr. Gray has shown staggering incompetence in his ability to successfully manage the Company and make good business decisions. Brencourt has been and continues to be highly concerned with the direction the Company has taken under Mr. Gray. As independent directors to the Company and fiduciaries to the Company's shareholders, it is incumbent upon you to act in the best interest of the Company. You can no longer accept the failed execution, lost time and market opportunity and destruction of value of Uluru. We urge you to act in the best interest of all the shareholders and to remove Kerry Gray as CEO of the Company.

The role of CEO is to manage the business of the Company successfully. The role of the Company's Board of Directors (the "Board") is to provide governance and protect the shareholders' assets. Having served on the board of an NYSE listed company, I urge this Board to seek independent counsel, rather than counsel retained by management, if there is any question of each director's right to speak or listen to shareholders.

Brencourt wishes to make the following points and to discuss all of these issues with the independent members of the Board, in accordance with their duties.

1. AS CEO, MR. GRAY HAS CONSISTENTLY MISMANAGED THE ULURU PRODUCT PIPELINE AND DEMONSTRATED THAT HE IS UNQUALIFIED TO MAKE CORRECT MANAGEMENT DECISIONS IN THE HEALTHCARE SPACE AS EVIDENCED BY THE FOLLOWING:

      A.    ALTRAZEAL

            i. Investors were told by Mr. Gray in November during fundraising in November 2006 (packet before you) that the Altrazeal trial would start by the end of January 2007. We assumed that IRB approval had already been obtained since Mr. Gray could not make this statement otherwise. However, we later learned that IRB approval had not been obtained and thus it was impossible for this timeline to be accurate. THIS DEMONSTRATES, AT BEST, A FUNDAMENTAL LACK OF UNDERSTANDING OF THE CLINICAL TRIAL PROCESS AND, AT WORST, A DELIBERATE DISSEMINATION OF MISINFORMATION TO THE COMPANY'S INVESTORS.

            ii. In 2006, Mr. Gray placed [Person A] and [Person B] in charge of the clinical trial process for Altrazeal. Neither employee had ever designed, implemented or run a clinical trial. In addition, Mr. Gray hired an outside consultant, [Person C], to serve as the primary advisor for the clinical program at Uluru, for only two days per month. This was inadequate, and once again, [Person C] had never been a principal investigator
                  (PI) on a clinical trial. The investors were lead to believe that these employees had practical knowledge of the clinical trial process. Moreover, Mr. Gray chose to use only one site for clinical trails against the advice of professionals in the field and standard clinical practice. THESE DECISIONS CLEARLY DEMONSTRATE MR. GRAY'S LACK OF EXPERIENCE AND JUDGMENT. A TRIAL THAT SHOULD HAVE TAKEN A FEW MONTHS HAS STILL NOT BEEN COMPLETED AFTER MORE THAN TWO YEARS.

            iii. Officials at a well known and respected university renowned in the biotechnology space [Name withheld] claim that Mr. Gray clearly did not understand the IRB process at the University. The IRB process which normally takes no more than 90 days, took 1 year to complete because of the lack of knowledge. The decision to place non-medically trained employees in charge of the clinical trial process was inexcusable and ultimately resulted in the waste of precious resources.

            iv. To date, no publications or clinical data to substantiate the use of the product has been published. While a few posters have been presented at national meetings, nothing has been peer-reviewed. This is a critical step in the substantiation of the clinical value of Altrazeal. Where is there an accounting for the money spent to date which is now a write-off?

            v. Mr. Gray has stated on many occasions that wound care companies such as KCI launched the VAC system (a very successful product) for wound care without a single comparator study. While technically true, this lack of understanding misses the point. Prior to the 1995 launch, more than 10 studies validating negative pressure for wound closure had been published in peer-reviewed journals. Thus, the system was extremely well validated at the time of launch.(1)

            vi. Regardless of whether the Board agrees that data is required for the launch (there is no ambiguity in the professional medical community if you want a premium priced product), the current trial has been so poorly managed that is can only produce negative data which will likely result in the destruction of the value of Altrazeal. IF MR. GRAY IS ALLOWED TO CONTINUE THIS TRIAL AS IS, THE PRODUCT WILL FAIL NOT AS A RESULT OF WELL CONTROLLED DATA, BUT BECAUSE OF THE FAILURE TO PROFESSIONALLY MANAGE THE CLINICAL TRIAL PROCESS. We must again state in the strongest possible language that the current Altrazeal trial, which has been so mismanaged, should be terminated. The lack of scientific rigor as applied to both the presentation of data and expectations on clinical outcomes are likely to produce "negative data". This statement comes from many clinicians familiar with both Uluru trials and general wound care trials and protocols. At this point, the data from this trial would be completely unusable, and could only hurt the Company. If the trial were run to completion, the resulting negative data would have to be reported in the public domain as a material event. I would add that Kerry personally told me that clinical trials would be completed in time for the launch of the product, which occurred in May 2008.

--------
(1) Ann Chir Plast Esthet. 1996 Oct; 41(5):583-9. Vacuum assisted closure. Wound healing by negative pressure. See the Addendum attached hereto.

      B. ORADISC - It has been FOUR plus years since OraDisc-A approval. Yet, no royalties or revenues have been generated via sales and no launch has occurred. Failure to execute on any OraDisc-A worldwide agreements has cost Uluru greater than 2 years of revenues. This is inexcusable.

      C. DERMAL/FILLER BREAST IMPLANT - Trials to substantiate the dermal/filler Breast Implant were never completed. The studies the Company performed would be considered extremely inadequate. We request a full accounting and disclosure of the amounts spent on this failed effort.

2. MR. GRAY HAS BEEN UNDULY COMPENSATED FOR HIS POOR PERFORMANCE TO THE DETRIMENT OF THE COMPANY AND ITS SHAREHOLDERS.

      A. PAY SCALE - Mr. Gray is currently in the upper 1% for CEO compensation in companies with less than $50 million in market cap. His salary is in the upper 5% for companies in the $100 million market cap range. In an era where the SEC is concerned about executive compensation. Mr. Gray's compensation should be reviewed and reduced significantly. This is a decision for which the Board has direct responsibility.

      B. SHARE COMPENSATION - It is clear that the Board has disclosed no meaningful quantitative measure that Mr. Gray fulfilled in 2007 to merit an obscene stock grant of 800,000 shares. In fact, Mr. Gray has not invested any of his own funds in Uluru yet has been awarded stock equal to 15% of the outstanding shares. What were the goals addressed at the annual shareholder's meeting in May of 20071 Were any of these met? We have to believe they were not, yet Mr. Gray was generously compensated by the Board in 2007. Despite repeated requests, the Board has not disclosed any justification for this grant.

      C. DIRECTOR SHARE OWNERSHIP - In addition, not one of the directors of the Company has purchased meaningful shares.

3. MR. GRAY HAS NEGATIVELY AFFECTED THE REPUTATION OF THE COMPANY AND DISENFRANCHISED ITS SHAREHOLDERS. Kerry Gray has been consistently dishonest in his dealings with shareholders regarding the Company and as a result investors no longer listen to or believe what he says. Furthermore, existing and potential investors are unable to determine both progress and business development prospects for Uluru. Some examples of Mr. Gray's dishonesty and incompetence are as follows:

      A. DISHONESTY - I AND OTHER INVESTORS VISITED THE COMPANY IN DALLAS IN NOVEMBER, 2006 PURSUANT TO MR. GRAY'S EFFORTS TO RAISE MONEY. Here, Mr. Gray told investors they were in the process of hiring qualified management. I have made available to you copies of the presentation book with the projections provided by Mr. Gray. Following that visit, on approximately November 15, 2006, I sent an email to the Company's placement agent for the 2006 capital raise. In the e-mail I stated that Brencourt would invest $7.5 million in the Company's offering if three conditions were met. The conditions were as follows: (1) Mr. Gray would re-incorporate the Company in Delaware,
            (2) Mr. Gray would hire an industry COO within 60 days, and (3) Mr. Gray would lock up [Person B] for two years. Mr. Gray agreed to all three conditions. The agreement to hire a COO was confirmed at the Company's May 2007 Board meeting by David Reese in an email at the request of Mr. Crouse. Mr. Gray took nine months to hire Renaat Vander Hoof as COO despite admitting the Company was understaffed in November of 2006. This delay in bringing on qualified management has severely delayed the progress of the Company. Furthermore, it is clear the Company has not been re-incorporated in Delaware. [Person B] was put under contract.

      B. FURTHER EVIDENCE OF KERRY'S INCOMPETENCE (THE BMS DEAL) - When Mr. Gray approached Brencourt in 2008 to raise capital, we refused and told Mr. Gray that his failure to successfully deliver on any of his previous targets gave us no confidence in his ability to manage BMS regardless of the alleged merits of the acquisition. Moreover, it was clear that Mr. Gray was not qualified to determine the readiness and/or availability of capital for this acquisition. Subsequently, in our own offices, Mr. Crouse told us that "the financing for the BMS acquisition is done". It is not clear to us whether this was a misstatement, or whether the Chairman had been misinformed by Mr. Gray. As evidenced by the publicly available SEC filings, financing was not available for this transaction, despite the fact that the filings indicate management felt this was a critical acquisition. This BMS debacle should serve as a warning to the Board. Mr. Gray is not able to understand or control the financing needs of the Company. He has no credibility among existing investors to make additional investments in the Company under his stewardship.

      C. KERRY'S EFFECT ON THE REPUTATION OF ULURU - It is important to note that in all of our due diligence checks, Mr. Gray's abilities and approach are often called into question by industry practitioners and leaders. Some examples include:

            i. Healthcare professionals thought it was odd and "cheap looking" for Mr. Gray to carry around pictures of wounds treated with Altrazeal. Many felt this portrayed a lack of quality of the product.

            ii. Academic professionals complain that Mr. Gray wants to "reinvent the wheel" rather than proceeding through more standard channels.

            iii. Mr. Gray's strategy for the launch, marketing and subsequent reimbursement strategy for Altrazeal is clearly flawed, as evidenced by the lack of any significant revenues 6 months into the launch of Altrazeal.

      D. KERRY'S CAPITAL RAISING EFFORTS - Numerous funds and banks have approached Brencourt over the last few weeks suggesting that Mr. Gray is trying to obtain funding. This funding, if taken in the form to be offered, would effectively ruin the Company's capital structure. This was a main reason for my reaching out to the Board. Has the Board authorized Mr. Gray to approach venture capital type investors to raise capital in a manner that would largely wipe out the current equity holders? Has the Board retained a financial advisor to assist in this process? Has the Board filed with the SEC what is a significant material event? Does the Board realize that this is a public company required to make these filings?

                                CLOSING SUMMARY

Mr. Gray's lack of knowledge and "ad-libbing" has severely degraded the value of Uluru and its products and has now placed the Company in a cash-poor situation. The current markets simply will not support this type of company and certainly not this CEO with any type of acceptable financing. To be very clear, the Company is in an extremely tenuous position. In this instance the failure to act can be equally, if not more, devastating than it would be to act poorly. The only way to preserve both the Company and any shareholder value is to remove Mr. Gray and replace him with either Renaat Vander Hoof or a suitable replacement. If Mr. Gray is allowed by the Board to continue with this reckless and uneducated approach to running this Company, no shareholder value will remain. It cannot be overstated the level to which shareholders have been patient with this Board and Mr. Gray's clear lack of qualification for the position of CEO of the Company. What has occurred over the last two years is a failure of management and a series of poor decisions all as a result of Mr. Gray's actions.

We have seen a "story stock" about a company with a new type of wound care dressing, a drug delivery product with application in a variety of human and animal products, and a dermal filler that could compete with current breast implantation products, turn into a "show me" stock because of unending misses of Mr. Gray's stated targets and milestones. It is clear to us that investors no longer listen to or believe what Mr. Gray says. We invite this Board to listen to the last earnings calls in which not a single investor asks a question after Mr. Gray's presentation. From Brencourt's perspective, we do not ask questions because we have no confidence in Mr. Gray or any statement he may make regarding the Company. He is either incapable of running a public company (as evidenced by his track record at Access Pharmaceuticals) or he is fraudulent in this endeavor. In addition to all of the above, we request that pursuant to the Bylaws of the Company, and the pursuant to the Company's incorporation in Nevada, that at least two directors authorize the calling of a special meeting of the shareholders of the Company as soon as possible.

Respectfully submitted,

/s/ William L. Collins
William L. Collins
Chairman & CEO
Brencourt Advisors, LLC

                                    ADDENDUM

In 1995 the Food and Drug Administration was presented with and first approved negative pressure equipment that was subsequently marketed as the VAC, by KCI (Kinetic Concepts, Inc). In medical trials, the treatment was as safe, and more effective, than moist treatment for diabetic ulcers.

: Ann Chir Plast Esthet. 1996 Oct;41 (5):583-9. Vacuum assisted closure. Wound healing by negative pressure

Voinchet V, Magalon G.

Service de Chirurgle Plastique et Reconstructrice, Hopital de la Conception, Marseille.

"Vacuum Assisted Closure" (VAC) is a noninvasive negative pressure healing process indicated in the treatment of chronic wounds associated with unfavorable local or systemic factors. It is indicated for the treatment of traumatic and/or surgical skin defects in order to accelerate the healing process. VAC is based on a simple technology of controlled depression of the lesion which healing process. It exerts a mechanical force on the tissues and attracts the wound edges centripetally. It induces an increased peripheral blood flow, improved local oxygenation and promotes angiogenesis and proliferation of good quality granulation tissue. Wound healing in a humid medium is complete or may require secondary surgical management (skin graft, flaps). The preferential indications for Vacuum Assisted Closure include pressure sores, leg ulcer, wounds with skin defects, burns, complications of surgical wounds and delayed healing.

Additional Data:

Market cap at financing 60.8M

Avg NPV of DD by funds: 108M

Current Market Cap: 26M

COMPANY MILESTONE DELAY PROGRESSION:

STATEMENTS MADE BY KERRY GRAY TO BRENCOURT RESEARCH ANALYSTS ON VARIOUS DATES

1. LAUNCH OF ALTRAZEAL PRODUCT

o     NOV 2006 Presentation - Q I/Q2 2007 launch
o     MAY 1,2007 - "Confident will launch in 2007"
o     NOV. 14, 2007 - launch in Q I 2008 in acute/burn selling
o     FEB 25, 2008 - Expect to launch Q2 2008

2. ORADISC A (FDA APPROVED SINCE 04)

o     NOV. 2006 Pres. - Revenues of $2.2M in 2007
o MAY 1, 2007 - Development moving forward to launch. Cardinal doing manufacturing and well ahead of plan on prep. for launch.
o     UBS Conference (Sept 25, 2007) - $5-6M in royalties/milestones in 07
o NOV. 14, 2007 - Factory acceptance tests underway. Had 3 month delay in some of the manufacturing equipment
o     FEB 25, 2008 - Expect to launch in 2Q 2008

3. CLINICAL DATA

o NOV. 2006: Discussion of military study and parkland study both about to begin
o MAY 1, 2007: Parkland study about to begin enrollment. Had delays due to focus on NIH grant work. Should take 60-75 days to enroll skin graft study, 21 days for edpt, I mo for data - so Sept 2007 target. Military study is less clear when will begin. Beginning conversations with Walter Reed hospital
o UBS CONFERENCE (SEPT 25, 2007): Military study, 72 pts, 6-8 months to data, Southwestern study, 42 patients, 3--+ months to data
o NOV. 14, 2007 -Parkland study enrollment has been below expectation. Had thought would get data on 4Q07, now thinks Q108. I" Military site in Germany has begun. Walter Reed study should initiate in next 30 days. Will get veterinary data end of 2007, confidence is very high.
o FEB. 25, 2008: Parkland study continues to be challenging. Enrollment not what we expected. Dr. Roerich interacting w/ Dean to address. Have gone to 5 other additional groups to run studies to get data pre launch. Should begin additional studies by early March, smaller so should take only a few weeks to complete. On military study I" patient will be enrolled in 70 days (mid May 2008) and perhaps will lower enrollment to 40 pts.

4. PARTNERSHIPS

o NOV 2006 - Will have product development agreements with 3 companies in next 120 days. Novartis have 6 agreements pending.

o MAY 1,2007 - "absolutely convinced" will sec substantial business development agreements before year end. Particularly in breast augmentation application which is moving faster than expected. Hints that there are some transaction nearing completion stage and would be announced in coming months.

o FEB 25, 2008 - Breast partner had "hiccup" when new person came on and raised questions, but now back on track. Novartis consumer prod. relationship is "going well". Thinks can get relationship in 3-6 months, milestone pmt in 6 mos. Thinks can get licensing deal for actives in wound care in 2H08. Veterinary program data should have been available in March 6th, thinks could lead to agreement in 6 months for all animal applications.

5. FINANCIALS

                                   ACTUAL            ACTUAL         PROJECTED         VARIANCE
REVENUE                              2006              2007             2007E                %
-----------------------------------------------------------------------------------------------
License Fees                      891,576           909,252         8,485,000            (89.3%)
  Royalty Income                  373,845           281,491         1,180,000            (79.6%)
  Product Sales                   155,208                 0         3,000,000           (100.0%)
  Other                           113,824           275,000         1,060,000            (74.1%)
-----------------------------------------------------------------------------------------------
TOTAL REVENUE                   1,534,453         1,465,743        13,025,000            (89.5%)

Cost of Goods Sold                181,546                 0           330,000
Gross Profit                    1,352,907         1,465,748        13,595,000            (89.2%)

Research and Development        1,950,376         2,211,698         3,928,475            (43.7%)
General & Administrative        1,878,067         3,045,065         4,493,905            (32.2%)
Depn & Amort                    1,116,277         1,151,295         1,515,953            (24.1%)
-----------------------------------------------------------------------------------------------
OPERATING INCOME/(LOSS)        (3,591,813)       (4,942,313)        3,656,667           (235.2%)

COMPANY PLAN AS PRESENTED NOVEMBER 6, 2006

                               2007              2008              2009              2010              2011
------------------------------------------------------------------------------------------------------------
License Fees             17,485,000        21,945,000        30,560,000        29,405,000        63,300,000
Royalty Income            1,380,000         6,835,000        13,990,000        27,930,000        52,880,000
Product Sales             3,000,000        10,000,000        20,000,000        50,000,000       100,000,000
Sponsored R&D               560,000           480,000           120,000                 0                 0
------------------------------------------------------------------------------------------------------------
TOTAL REVENUE            22,425,000        39,260,000        64,670,000       107,335,000       216,180,000
Cost of Sales               330,000         1,050,000         2,100,000         4,500,000         8,000,000
------------------------------------------------------------------------------------------------------------
Gross Profit             22,095,000        38,210,000        62,570,000       102,835,000       208,180,000

R&D                       4,428,475         6,588,879         9,270,142        11,621,825        13,112,259
G&A                       4,493,905         7,270,789        10,324,153        14,692,917        17,528,602
D&A                       1,515,953         1,128,400         1,125,542         1,125,542         1,070,588
------------------------------------------------------------------------------------------------------------
OPER. INCOME             11,656,667        23,221,932        41,850,163        75,394,716       176,468,551

REVISED COMPANY MODEL - LATE NOV. 2006

                               2007              2008              2009              2010              2011              2012
-----------------------------------------------------------------------------------------------------------------------------
License Fees              8,485,000        15,445,000        21,560,000        20,905,000        31,800,000        56,000,000
Royalty Income            1,380,000         5,635,000        11,690,000        19,130,000        33,180,000        57,250,000
Product Sales             3,000,000        10,000,000        20,000,000        50,000,000       100,000,000       130,000,000
Sponsored R&D             1,060,000           980,000           120,000                 0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE            13,925,000        32,060,000        53,370,000        90,035,000       164,980,000       243,250,000
Cost of Sales               330,000         1,050,000         2,100,000         4,500,000         8,000,000        10,000,000
-----------------------------------------------------------------------------------------------------------------------------
Gross Profit             13,595,000        31,010,000        51,270,000        85,535,000       156,980,000       233,250,000

R&D                       3,928,475         6,588,879         9,270,142        11,221,825        12,712,259        14,825,000
G&A                       4,493,905         7,270,789        10,324,153        14,692,917        17,528,602        19,400,000
D&A                       1,515,953         1,128,400         1,125,500         1,125,500         1,070,600         1,070,600
-----------------------------------------------------------------------------------------------------------------------------
OPER. INCOME              3,656,667        16,021,932        30,550,205        58,494,758       125,668,539       197,954,400